May 14, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Mr. Larry Spirgel

Re:           Nexstar Broadcasting Group, Inc.
Form 10-K for Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-50478

Dear Mr. Spirgel:

On behalf of Nexstar Broadcasting Group, Inc. (“Nexstar” or the “Company”), please find below Nexstar’s response to the comment letter addressed to me, dated May 1, 2014 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”).

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our response thereto.

Management’s Discussion and Analysis
Overview of Operations, page 41

1.  It appears from recent news reports and your fourth quarter 2013 earnings call that a material known uncertainty may have arisen prior to the filing of your Form 10-K.  Tell us your consideration of the impact on your future financial position, results of operations and financial reporting of changes under consideration at the Federal Communications Commission regarding the regulation of joint sales and shared service agreements.  Explain for us your expectations as to whether or not proposed changes will have a material favorable or unfavorable impact on net sales or revenues or your income from continuing operations.

Response:  The Federal Communications Commission (the “FCC”) is required to perform reviews of its media ownership rules on a periodic basis, and may perform rulemaking at any time.  The related contingency has been discussed in our filings for many years and was disclosed within our 2013 10-K in Part I, Item 1. Business, Federal Regulation, Part I, Item 1A. Risk Factors, under various headings therein, and in the notes to our consolidated financial statements, Note 13. FCC Regulatory Matters.  We believe that such disclosure was appropriate at the time of the filing of our 2013 10-K, as no action had been taken at the time by the FCC.  The Company does not believe it was appropriate to comment on the impact of future possible actions by the FCC without any specific regulations passed by the FCC.  This approach is consistent with the discussion we had with investors in our fourth quarter 2013 earnings call.

On March 31, 2014, subsequent to the filing of our 2013 10-K, the FCC adopted and proposed various changes to its rules which may have an unfavorable impact on our business.  We disclosed the following information in our Quarterly Report on Form 10-Q, for the three months ended March 31, 2014, filed with the Commission on May 9, 2014.

Nexstar Broadcasting Group, Inc.
May 14, 2014

Notes to Condensed Consolidated Financial Statements - Note 7, FCC Regulatory Matters (relevant language excerpted):

Media Ownership

In March 2014, the FCC initiated its 2014 quadrennial review with the adoption of a Further Notice of Proposed Rulemaking (FNPRM). The FNPRM incorporates the record of the 2010 quadrennial review proceeding and again solicits comment on proposed changes to the media ownership rules. Among the proposals in the FNPRM are (1) retention of the current local television ownership rule (but with modifications to certain service contour definitions to conform to digital television broadcasting), (2) elimination of the radio/television cross-ownership rule, (3) elimination of the newspaper/radio cross-ownership rule, and (4) retention of the newspaper/television cross-ownership rule, while considering waivers of that rule in certain circumstances. The FNPRM also proposes to define a category of sharing agreements designated as SSAs between television stations, and to require television stations to disclose those SSAs. Comments and reply comments on the FNPRM are expected to be filed in the third quarter of 2014.

Concurrently with its adoption of the FNPRM, the FCC also adopted a rule making television JSAs attributable to the seller of advertising time in certain circumstances. Under this rule, where a party owns a full-power television station in a market and sells more than 15% of the weekly advertising time for another, non-owned station in the same market under a JSA, that party will be deemed to have an attributable interest in the latter station for purposes of the local television ownership rule. Parties to newly attributable JSAs that do not comply with the local television ownership rule will have two years from the effective date of the rule to modify or terminate their JSAs to come into compliance. Although the FCC will consider waivers of the new JSA attribution rule, the FCC thus far has provided little guidance on what factors must be present for a waiver to be granted. If we are required to amend or terminate our existing agreements we could have a reduction in revenue and increased costs if we are unable to successfully implement alternative arrangements that are as beneficial as the existing JSA agreements.

Also in March 2014, the FCC’s Media Bureau issued a public notice announcing “processing guidelines” for certain pending and future applications for FCC approval of television acquisitions. The public notice indicates that the FCC will “closely scrutinize” applications which propose a JSA, SSA or local marketing agreement (“LMA”) between television stations, combined with an option, a similar “contingent interest,” or a loan guarantee.

Retransmission Consent

In March 2014, the FCC adopted a rule that prohibits joint retransmission consent negotiation between television stations in the same market which are not commonly owned and which are ranked among the top four stations in the market in terms of audience share.  Concurrently with its adoption of this rule, the FCC also adopted a further notice of proposed rulemaking which seeks comment on the elimination or modification of the network non-duplication and syndicated exclusivity rules.  The FCC’s prohibition on joint negotiations and its possible elimination or modification of the network non-duplication and syndicated exclusivity protection rules are likely to affect the Company’s ability to sustain its current level of retransmission consent revenues or grow such revenues in the future and could have an adverse effect on the Company’s business, financial condition and results of operations. The Company cannot predict the resolution of the FCC’s network non-duplication and syndicated exclusivity proposals, or the impact of these proposals or the FCC’s new prohibition on joint negotiations, on its business.

Nexstar Broadcasting Group, Inc.
May 14, 2014

Management’s Discussion and Analysis, Industry Trends, page 25:

As a television broadcaster, we are highly regulated and our operations require that we retain or renew a variety of government approvals and comply with changing federal regulations. On March 31, 2014, the FCC modified its television ownership rules such that a television licensee that sells more than 15 percent of the weekly advertising inventory of another television station in the same Designated Market Area will be deemed to have an attributable ownership interest in that station. Stations with existing JSAs that will be deemed attributable interests have two years from the effective date of the rules to amend or terminate those arrangements or to obtain waivers.  We will be required to amend or terminate our JSAs involving advertising sales in excess of 15 percent unless we are able to obtain a waiver of the rule. The Company expects to incur additional costs in complying with this new rule which is expected to be effective during the second quarter of 2014. We do not expect the new rules to impact our JSA revenue in 2014; however, within the next two years our company may be negatively impacted by the new JSA attibution rule. If we are unable to obtain waivers from the FCC and are required to amend or terminate our existing agreements we could have a reduction in revenue and increased costs if we are unable to successfully implement alternative arrangements that are as beneficial as the existing JSAs. Please refer to Item 1A Risk Factors section of this Quarterly Report on Form 10-Q for additional information.

Also in March 2014, the FCC’s Media Bureau issued a public notice announcing “processing guidelines” for certain pending and future applications for FCC approval of television acquisitions. The FCC will “closely scrutinize” applications which propose a JSA, SSA or LMA between television stations, combined with an option, a similar “contingent interest,” or a loan guarantee. We have four announced acquisitions that are pending FCC approval that include “guideline” agreements. As a result of the recently adopted JSA rule and the processing guidelines the timing of ultimate approval for these transactions may be delayed in part because the new rule and guidelines may require amendments or waivers in order to obtain FCC approval. We plan to respond to regulatory inquiries associated with each of the announced acquisitions and our intent is to close each of the transactions in 2014.

Also in March 2014, the FCC amended its rules governing retransmission consent negotiations. The amended rule effectively prohibits joint negotiation by two non-commonly owned stations ranked in the top four in viewership in a market to negotiate jointly with MVPDs. Historically, Nexstar has negotiated retransmission consent agreements jointly with Mission. Upon the effectiveness of this amendment, in most Mission markets, Mission will effectively be required to begin to separately negotiate its future retransmission consent agreements with MVPDs. We cannot predict at this time the impact this amended rule will have on future negotiations with MVPDs and the impact, if any, it will have on the Company’s revenues and expenses.

Nexstar Broadcasting Group, Inc.
May 14, 2014

Part II.  Item 1A. Risk Factors, we revised certain risk factors disclosed in our 2013 10-K, as follows:

The loss of or material reduction in retransmission consent revenues or further regulatory change in the current retransmission consent regulations could have an adverse effect on our business, financial condition, and results of operations.

The Company’s retransmission consent agreements with cable operators, DBS systems, and others (collectively “MVPDs”) permit these operators to retransmit our stations’ signals to their subscribers in exchange for the payment of compensation to us from the system operators as consideration. Our retransmission consent agreements expire at various times with a large number of agreements set to expire during 2014. If we are unable to renegotiate these agreements on favorable terms, or at all, the failure to do so could have an adverse effect on our business, financial condition, and results of operations.

The television networks have taken the position that they, as the owners or licensees of programming we broadcast and provide for retransmission, are entitled to a portion of the compensation we receive under the retransmission consent agreements and are including provisions for these payments to them in their network affiliation agreements. In addition, our affiliation agreements with some broadcast networks include certain terms that may affect our ability to allow MVPDs to retransmit network programming, and in some cases, we may lose the right to grant retransmission consent to such providers. Inclusion of these or similar provisions in our network affiliation agreements could materially reduce this revenue source to Nexstar and could have an adverse effect on our business, financial condition, and results of operations.

In addition, MVPDs are actively seeking to change the regulations under which retransmission consent is negotiated before both the U.S. Congress and the FCC in order to increase their bargaining leverage with television stations. On March 3, 2011, the FCC initiated a Notice of Proposed Rulemaking to reexamine its rules (1) governing the requirements for good faith negotiations between MVPDs and broadcasters, including implementing a prohibition on one station negotiating retransmission consent terms for another station under a local service agreement; (2) for providing advance notice to consumers in the event of dispute; and (3) to extend certain cable-only obligations to all MVPDs. The FCC also asked for comment on eliminating the network non-duplication and syndicated exclusivity protection rules, which may permit MVPDs to import out-of-market television stations during a retransmission consent dispute.

On March 31, 2014, the FCC amended its rules governing “good faith” retransmission consent negotiations to provide that it is a per se violation of the statutory duty to negotiate in good faith for a television broadcast station that is ranked among the top-four stations in a market (as measured by audience share) to negotiate retransmission consent jointly with another top-four station in the same market if the stations are not commonly owned. Under the new rules, top-four stations may not (1) delegate authority to negotiate or approve a retransmission consent agreement to another non-commonly owned top-four station located in the same DMA or to a third party that negotiates on behalf of another non-commonly owned top-four television station in the same DMA; or (2) facilitate or agree to facilitate coordinated negotiation of retransmission consent terms between themselves, including through the sharing of information.

This new rule will be effective thirty (30) days after publication of the rule in the Federal Register.  Retransmission consent agreements jointly negotiated prior to the effective date will remain enforceable until the end of their current terms; however, contractual provisions between separately owned top-four stations to consult or jointly negotiate retransmission agreements will be effectively voided upon effectiveness of the rule. Accordingly, upon the effectiveness of the new rule, in most markets, Mission will be effectively required to separately negotiate its retransmission consent agreements with MVPDs. We cannot predict what effect, if any, the requirement for separate negotiations by Nexstar and Mission will have on the Company’s revenues and expenses.

Nexstar Broadcasting Group, Inc.
May 14, 2014

Further, certain online video distributors and other over-the-top video distributors (“OTTDs”) have begun streaming broadcast programming over the Internet without the consent of the broadcast station. In three cases (one of which involves a station owned by Nexstar), a federal district court issued a preliminary injunction enjoining an OTTD from streaming broadcast programming because the court concluded that the OTTD was unlikely to demonstrate that it was eligible for the statutory copyright license that provides MVPDs with the copyrights to retransmit broadcast programming. In another case, a preliminary injunction against another entity providing access to broadcast programming over the Internet was denied. There, the federal district court concluded that the OTTD was likely to prevail in demonstrating that its operations are not a copyright violation. The U.S. Supreme Court heard oral arguments with respect to the differing lower court interpretations in April 2014. A decision is expected in June 2014. In 2010, the FCC’s Media Bureau, in a program access proceeding, tentatively concluded that one OTTD had not shown that it was an MVPD for purposes of demonstrating eligibility for the program access rules, and in March 2012, the FCC, recognizing that the classification could also have implications under the retransmission consent requirements, issued a public notice seeking comment on, among other things, the proper interpretation of the term “MVPD” under FCC rules. We cannot predict the outcome of the pending litigation or of the FCC’s interpretive proceedings. However, if the courts determine that consent of the broadcast station or copyright owners is not required and/or if the FCC determines that an OTTD is not an MVPD, our business and results of operations could be materially and adversely affected.

FCC actions may restrict our ability to create duopolies under local service agreements, which would harm our existing operations and impair our acquisition strategy.

In 18 of our markets, we have created duopolies by entering into what we refer to as local service agreements. While these agreements take varying forms, a typical local service agreement is an agreement between two separately owned television stations serving the same market, whereby the owner of one station provides operational assistance to the other station, subject to ultimate editorial and other controls being exercised by the latter station’s owner. By operating or entering into local service agreements with more than one station in a market, we (and the other station) achieve significant operational efficiencies. We also broaden our audience reach and enhance our ability to capture more advertising spending in a given market.

The FCC is required to review its media ownership rules every four years and eliminate those rules it finds no longer serve the “public interest, convenience and necessity.” In March 2014, the FCC initiated its 2014 quadrennial review with the adoption of a Further Notice of Proposed Rulemaking (FNPRM). The FNPRM solicits comment on proposed changes to the media ownership rules. Among the proposals in the FNPRM are (1) retention of the current local television ownership rule (but with modifications to certain service contour definitions to conform to digital television broadcasting), (2) elimination of the radio/television cross-ownership rule, (3) elimination of the newspaper/radio cross-ownership rule, and (4) retention of the newspaper/television cross-ownership rule, while considering waivers of that rule in certain circumstances. The FNPRM also proposes to define a category of sharing agreements designated as shared services agreements (“SSAs”) between television stations, and to require television stations to disclose those SSAs. Comments and reply comments on the FNPRM are expected to be filed in 2014.

Concurrently with its adoption of the FNPRM, the FCC adopted a rule making television JSAs attributable ownership interests to the seller of advertising time in certain circumstances. Under this rule, where a party owns a full-power television station in a market and sells more than 15% of the weekly advertising time for another, non-owned station in the same market under a JSA, that party will be deemed to have an attributable ownership interest in the latter station for purposes of the local television ownership rule. Parties to existing JSAs that do not comply with the newly adopted rule will have two years from the effective date of this new rule to modify or terminate their JSAs to come into compliance. Although the FCC will consider waivers of the new JSA attribution rule, the FCC thus far has provided little guidance on what factors must be present for a waiver to be granted. This new rule will require us to amend or terminate any existing JSA involving the sale of advertising time in excess of 15 percent for another in-market station, including Nexstar’s present agreements to sell advertising inventory and provide other services for the independently owned Mission stations, unless we are able to obtain a waiver from the FCC.

Nexstar Broadcasting Group, Inc.
May 14, 2014

If we are required to terminate or modify our JSAs or other local services agreements, our business could be affected in the following ways: 1) Loss of revenues - we could lose some or all of the revenues generated from those arrangements due to the reduction in audience reach to our advertisers and receipt of less revenues from them.  During the year ended December 31, 2013 and the quarter ended March 31, 2014, the Company’s net revenue included $68.5 million and $18.5 million, respectively, of revenue recognized by Mission, which is comprised of its revenue from local service agreements with Nexstar and revenue from other sources. See the notes to the Company’s and Mission’s financial statements for further information. 2) Increased costs – our cost structure would increase due to loss of operating synergies associated with the addition of redundant management and overlapping sales force costs.  3) Alternative arrangements – we may need to enter into alternative agreements which may be on terms that are less beneficial to us than existing agreements.

Also in March 2014, the FCC’s Media Bureau issued a public notice announcing “processing guidelines” for certain pending and future applications for FCC approval of television acquisitions. The public notice indicates that the FCC will “closely scrutinize” applications which propose a JSA, SSA or local marketing agreement between television stations, combined with an option, a similar “contingent interest,” or a loan guarantee. We have four announced acquisitions that are pending FCC approval that include “guideline” agreements. As a result of the recently adopted JSA rule and the processing guidelines the timing of ultimate approval for these transactions may be delayed in part because the new rule and guidelines may require amendments or waivers in order to obtain FCC approval. We intend to respond to regulatory inquiries associated with each of the announced acquisitions and to seek to bring our pending transactions into compliance with the new rule and processing guidelines to the extent feasible.  Our intent is to close each of the transactions in 2014, although we cannot provide assurance that we will be able to do so.

We cannot predict what additional rules the FCC will adopt or when they will be adopted. In addition, uncertainty about media ownership regulations and adverse economic conditions have dampened the acquisition market from time to time, and changes in the regulatory approval process may make it materially more expensive, or may materially delay, the Company’s ability to close upon currently pending acquisitions or consummate further acquisitions in the future.

The FCC could implement regulations or Congress could adopt legislation that might have a significant impact on the operations of the stations we own and the stations we provide services to or the television broadcasting industry as a whole.

The FCC has open proceedings to examine shared services agreements and whether to make such agreements attributable interests under its ownership rules; to determine whether to standardize TV stations’ reporting of programming responsive to local needs and interests; to determine whether to modify or eliminate certain of its broadcast ownership rules, including the radio-television cross-ownership rule and the newspaper-television cross-ownership rule; and whether to modify its network non-duplication and syndicated exclusivity rules.

In addition, the FCC has sought comment on whether there are alternatives to the use of DMAs to define local markets such that certain viewers whose current DMAs straddle multiple states would be provided with more in-state broadcast programming. If the FCC determines to modify the use of existing DMAs to determine a station’s local market, such change might materially alter current station operations and could have an adverse effect on our business, financial condition and results of operations.

The FCC also may decide to initiate other new rule making proceedings on its own or in response to requests from outside parties, any of which might have such an impact. Congress also may act to amend the Communications Act in a manner that could impact our stations and the stations we provide services to or the television broadcast industry in general.

Nexstar Broadcasting Group, Inc.
May 14, 2014

We believe this disclosure, in conjunction with information previously provided in our 2013 10-K and in other filings, provides the best information that we have at this time to adequately inform investors of the risks and uncertainties and potential impact on our business related to our industry and regulatory environment.  We will continue to update investors as developments occur at the FCC or otherwise, and will include such information in our future filings.

Financial Statement
15. Condensed Consolidating Financial Information, page F-39

2.  Please refer to the third paragraph.  Expand to disclose that the guarantee is also joint and several.

Response:  The Company acknowledges the Staff’s comment.  We have added this language to Note 9. Condensed Consolidating Financial Information in our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, filed with the Commission May 9, 2014, and will continue to present this language in future filings.

We hope that the foregoing has been responsive to the Staff’s comments.  The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in our filings with the Commission.  The Company understands that Staff comments or changes in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (972) 373-8800.

Sincerely,

/s/ Thomas E. Carter
Thomas E. Carter
Chief Financial Officer and Executive Vice President